EXHIBIT 99.1

Galapagos Reports Full Year 2025 Financial Results and Provides Fourth Quarter Business Update

Strategic reset positions Galapagos for long-term value creation

Robust 2025 year-end cash and financial investments of €3.0 billion and ongoing collaboration with Gilead enable flexibility to execute on a business development-led growth strategy

2026 year-end cash expected to be in the range of €2.775 to €2.850 billion, with reduced cell therapy one-time restructuring cash costs of €25 million to an updated range of €125 to €175 million

Management to host conference call tomorrow, February 24, 2026, at 14:00 CET / 8:00 am ET

Mechelen, Belgium; February 23, 2026, 22:01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) today reported its financial results for the full year 2025 and provided an update on the fourth quarter 2025 and its year-to-date performance.

“2025 was a pivotal year for Galapagos, during which our Board of Directors took decisive action to chart a new strategic course for the Company,” said Henry Gosebruch, CEO of Galapagos. “Since assuming the role of Chief Executive Officer in May, our new senior leadership team and I have focused on the Company’s transformation to better position Galapagos for long-term value creation.”

“The wind-down of our cell therapy activities is underway, and we have strengthened our leadership team with the capabilities required for our next phase. Our focus is on building sustainable long-term growth through transformative business development, leveraging our unique position and strengths as well as our collaboration with Gilead. We are pleased with the momentum we have built to date and will continue to apply a selective approach in pursuing the right opportunities and the right transactions. Through disciplined capital allocation, we aim to build a pipeline of novel therapeutics that can deliver meaningful benefits for patients and create long-term value for shareholders. We are off to a strong start, and I am excited about what lies ahead,” concluded Gosebruch.

Aaron Cox, CFO of Galapagos, added, “At year-end, Galapagos remained robustly capitalized, with approximately €3.0 billion in cash and financial investments as of December 31, 2025. This strong financial position underpins our ability to act decisively and allocate capital in a disciplined manner as we evaluate business development opportunities. Following completion of the wind-down of the cell therapy activities, we continue to expect to be cash flow neutral to positive by the end of 2026 excluding any business development activities and currency fluctuations, and anticipate a 2026 year-end cash position in the range of €2.775 billion to €2.850 billion.”

Post-period events

  The Board of Directors appointed Paulo Fontoura as Non-Executive Independent Director by way of cooptation, replacing Dr. Susanne Schaffert, who stepped down effective November 1, 2025.
  On January 5, 2026, Galapagos announced that the works council consultation process regarding the wind-down of cell therapy activities had been completed and that its Board of Directors decided to initiate the wind-down of the Company’s cell therapy activities. The wind-down remains on schedule and is expected to be substantially completed by the end of the third quarter of 2026.
  The remaining Galapagos organization expects to be a lean organization of approximately 35-40 employees by the end of 2026, repositioned for long-term growth through transformational business development, while maintaining a dedicated presence at its headquarters in Mechelen, Belgium and its U.S. hubs in Chicago, IL and San Francisco, CA.
  With the wind-down progressing on schedule, Galapagos is now fully focused on pursuing transformative business development opportunities aligned with areas of high unmet medical need.

Fourth Quarter 2025 Business Update
CORPORATE

  Continued to strengthen and enhance the management team to drive implementation of Galapagos strategy by appointing Fred Blakeslee as Executive Vice President and General Counsel, effective October 16, 2025, succeeding Ms. Valeria Cnossen. Additionally, Ms. Missotten, Chief Human Resource officer, ceased to be a member of the Executive Committee as of December 31, 2025. To ensure continuity, she will continue to serve the Company until June 30, 2026.
  Enhanced governance by appointing Dr. Neil Johnston and Devang Bhuva by way of co-optation as Non-Executive Independent Director and Non-Executive Non-Independent Director, respectively, effective November 1, 2025. In connection with these co-optations, Non-Executive Independent Directors Dr. Elisabeth Svanberg, and Non-Executive Non-Independent Director and current CFO of Gilead, Andrew Dickinson, stepped down.

IMMUNOLOGY SMALL MOLECULE PIPELINE

  In December 2025, we announced topline Phase 2 results for TYK2 inhibitor, GLPG3667, in patients with dermatomyositis (DM) and systemic lupus erythematosus (SLE), which are summarized as follows:
    The GALARISSO DM study met its primary endpoint, showing that GLPG3667, administered once daily at 150 mg (N=21) in addition to standard-of-care therapy, achieved a statistically significant clinical benefit in the Total Improvement Score (TIS)1 at Week 24 (p=0.0848; Δ: 14.26), compared to placebo (N=19). The pre-specified threshold of statistical significance was set at 10% (α=0.1). GLPG3667 also showed meaningful clinical improvements compared to placebo on several secondary endpoints of disease activity, including TIS20, TIS40, TIS60 and m-CDASI-A2. GLPG3667 demonstrated a favorable safety and tolerability profile throughout the 24-week treatment period.
    In the GALACELA SLE study, GLPG3667, administered once daily at 75 mg (N=59) and 150 mg (N= 64) in addition to standard-of-care therapy, the primary endpoint analysis of dose-response on SLE responder index (SRI)-4 at Week 32 did not meet statistical significance. However, GLPG3667 showed numerical improvements over placebo (N=63) on several secondary endpoints, particularly on skin-related outcomes. The safety profile was consistent with previous studies with GLPG3667. The GALACELA study is currently ongoing, and the final Week 48 data, expected in the second quarter of 2026, will be essential to assess the totality of the evidence and determine potential next steps for the SLE program.
  As part of our ongoing efforts to maximize the value of this program for both patients and Galapagos, we are evaluating all strategic options. These include potential partnership and business development opportunities to accelerate development of GLPG3667 in DM. Additionally, we continue to explore opportunities to expand into other severe autoimmune diseases with significant unmet medical need.

ONCOLOGY CAR-T CELL THERAPY UPDATE

  As noted above, the Company announced in January 2026 the start of the wind-down of its cell therapy activities to pursue new transformational business development transactions using its available cash resources. In connection with the wind-down, we notified study investigators of the early termination of the Phase 1/2 ATALANTA-1 (CD19 CAR-T candidate GLPG5101) and Phase 1/2 PAPILIO-1 (BCMA CAR-T candidate GLPG5301) studies. Patients from both studies will roll over into the long-term HESPERIA study (NCT06652633) to monitor long-term safety and efficacy. Residual spending associated with these long-term follow-up studies is expected to be minimal.

Financial performance
Full year 2025 key figures (consolidated)
(€ millions, except basic & diluted earnings per share)

	December 31, 2025	December 31, 2024	% Change
Supply revenues	29.9	34.8	-14%
Collaboration revenues	1,082.3	240.8	+349%
Total net revenues	1,112.2	275.6	+304%
Cost of sales	(29.7)	(34.8)	-15%
R&D expenses	(459.4)	(335.5)	+37%
G&Ai and S&Mii expenses	(153.4)	(134.4)	+14%
Impairment of the cell therapy activities	(228.1)	-	+100%
Other operating income	53.5	40.8	+31%
Operating profit/loss (-)	295.1	(188.3)
Fair value adjustments and net exchange differences	(39.4)	95.8
Net other financial result	45.2	89.4	-49%
Income taxes	18.6	1.8
Net profit /loss (-) from continuing operations	319.5	(1.3)
Net profit from discontinued operations, net of tax	1.4	75.4
Net profit of the year	320.9	74.1
Basic and diluted earnings per share (€)	4.87	1.12

Cash and Financial investments	2,998.0	3,317.8

DETAILS OF THE FULL YEAR 2025 FINANCIAL RESULTS

Total operating profit from continuing operations amounted to €295.1 million in 2025, compared to an operating loss of €188.3 million in 2024. This operating profit was primarily due to the release in revenue of the remaining deferred income balance allocated to the drug discovery platform for an amount of €1,069.0 million. The operating expenses were negatively impacted for a total of €399.8 million, by 1) the decision to wind down the cell therapy activities with an impact of €275.0 million, consisting of an impairment of the cell therapy activities of €228.1 million (on goodwill and fixed assets), severance costs of €33.3 million, costs for early termination of collaborations of €16.3 million, deal costs of €10.1 million, €1.5 million additional accelerated non-cash cost recognition for subscription right plans and €7.5 million other costs, partly offset by a positive fair value adjustment of the contingent consideration payable of €21.8 million; and by 2) the strategic reorganization related to the small molecules business announced in January 2025, for €124.8 million. The latter was reflected in severance costs of €47.7 million, costs for early termination of collaborations of €46.1 million, impairment on fixed assets related to small molecules activities of €9.5 million, deal costs of €14.8 million, €4.6 million additional accelerated non-cash cost recognition for subscription right plans and €2.1 million other operating expenses.

  Total net revenues amounted to €1,112.2 million in 2025, compared to €275.6 million last year. The revenue recognition related to the exclusive access rights granted to Gilead under the OLCA3 for the Galapagos’ drug discovery platform amounted to €1,069.0 million in 2025, compared to €230.2 million in 2024. It was assessed based on the intention to wind down and on the facts and circumstances on December 31, 2025, that the deferred income balance allocated to the Company’s drug discovery platform is no longer justified in the 2025 IFRS financial statements, leading to full recognition of the deferred income at December 31, 2024, as revenue. For the avoidance of doubt, the OLCA remains in effect. Royalty income from Gilead for Jyseleca® amounted to €12.2 million in 2025 (€10.6 million in 2024).
  Cost of sales amounted to €29.7 million in 2025 as compared to €34.8 million in 2024 and related to the supply of Jyseleca® to Alfasigma under the transition agreement. The related revenues are reported in total net revenues.
  R&D expenses in 2025 amounted to €459.4 million, compared to €335.5 million in 2024. Subcontracting costs increased by €72.8 million from €160.1 million in 2024 to €232.9 million in 2025 primarily driven by costs for the early termination of collaboration programs and costs for the cell therapy programs in oncology. Depreciation and impairment costs in 2025 increased to €42.4 million, compared to €35.4 million in 2024, due to impairments on fixed assets related to small molecules programs. Personnel costs increased from €87.7 million in 2024 to €147.2 million in 2025 primarily due to severance costs.
  S&M and G&A expenses amounted to €153.4 million in 2025, compared to €134.4 million in 2024. The increase in S&M and G&A expenses was mainly due to higher personnel costs, which increased from €59.2 million in 2024 to €81.0 million in 2025 due to increased severance costs.
  Impairment of the cell therapy activities is a result of the Company’s previously announced strategic alternatives process for the cell therapy activities whereby the Company assessed the cell therapy activities associated assets’ recoverable amount in accordance with IAS 36. The recoverable amount was estimated lower than the assets’ carrying value. As a result, the Company recognized an impairment loss of €228.1 million, thereby aligning the cell therapy assets’ book value with the Company’s strategic decision to wind down the cell therapy activities, which resulted in a full impairment of both the associated goodwill and intangible assets and a partial impairment of property, plant and equipment.
  Other operating income of €40.8 million in 2024 increased to €53.5 million in 2025, mainly driven by the fair value adjustment of the contingent consideration payable of €21.8 million, partly offset by lower grant and R&D incentives income.

Net financial income in 2025 amounted to €5.8 million, compared to net financial income of €185.2 million in 2024.

  Fair value adjustments and net currency exchange results amounted to a negative amount of €39.4 million in 2025, compared to fair value adjustments and net currency exchange gains in 2024 of €95.8 million. They were primarily attributable to €18.3 million of negative changes in fair value of current financial investments, and to €44.8 million of unrealized currency exchange losses on cash and cash equivalents and current financial investments at amortized cost in U.S. dollars, partly offset by a positive effect of €22.7 million as consequence of the settlement of a hedging instrument.
  Net other financial income in 2025 amounted to €45.2 million, compared to net other financial income of €89.4 million in 2024. Net interest income amounted to €45.3 million in 2025 compared to €88.5 million of net interest income in 2024, due to a decrease in the interest rates and a shift from investments in term deposits generating financial income to investments in money market funds generating fair value changes. Fair value gains and interest income derived from cash, cash equivalents and financial investments excluding any currency exchange results amounted to €103.0 million in 2025 (compared to €140.4 million in 2024).

Galapagos had €18.6 million of tax income in 2025, compared to €1.8 million of tax income in 2024. The increase is mainly explained by the reversal of the deferred tax liabilities linked to capitalized intangible assets related to the cell therapy activities, as the Company recorded an impairment on these intangible assets. Galapagos did not incur a current tax liability in 2025 because the profit of the year is fully absorbed by current year tax deductions.

The Company reported a net profit from continuing operations in 2025 of €319.5 million, compared to a net loss from its continuing operations of €1.3 million in 2024.

Net profit from discontinued operations related to Jyseleca® amounted to €1.4 million, compared to net profit amounting to €75.4 million in 2024. The net result for discontinued operations included €11.7 million of R&D expenses primarily related to the final settlement of disputed expenses with Alfasigma, and €11.9 million of other operating income related to a fair value adjustment of the contingent consideration receivable from Alfasigma as a consequence of an adjusted sales forecast. The operating profit from discontinued operations in 2024, was mainly related to the gain on the sale of the Jyseleca® business to Alfasigma of €52.3 million.

Galapagos reported a net profit in 2025 of €320.9 million, compared to a net profit of €74.1 million in 2024.

Cash and financial investments
Cash and financial investments totaled €2,998.0 million on December 31, 2025, as compared to €3,317.8 million on December 31, 2024. At December 31, 2025, cash and financial investments included $2,159.0 million held in U.S. dollars ($726.9 million on December 31, 2024) which could generate foreign exchange gains or losses in the financial results in accordance with the fluctuation of the EUR/U.S. dollar exchange rate as the Company’s functional currency is EUR (translated at a rate of 1.175 €/$ at December 31, 2025).

Total net decrease in cash and financial investments amounted to €319.8 million in 2025, compared to a net decrease of €366.7 million in 2024. This net decrease was composed of (i) €189.1 million of operational cash burn (*) including cash in of €111.7 million related to the return on financial investments, (ii) €128.3 million of negative exchange rate differences, positive changes in fair value of current financial investments and variation in accrued interest income, (iii) €20.0 million convertible loan issued to a third party, and (iv) €17.6 million of net cash in related to the sale/acquisition of subsidiaries.

Financial Guidance
In connection with the wind-down of the cell therapy activities, the Company expects an operating cash outflow of up to €50 million in Q1 2026, as well as one-time restructuring cash impact of €125 to €175 million in 2026, a reduction of €25 million compared to the prior guidance of €150 million to €200 million. In addition, Galapagos anticipates cash costs of approximately €35 million to €40 million for final implementation of the restructuring announced in January 2025. Costs related to the ongoing TYK2 program, including completion of the Phase 2 clinical trials in DM and SLE, as well as ongoing support to advance the program toward Phase 3 development, are expected to be up to €40 million in 2026.

Galapagos expects to be cash flow neutral to positive by the end of 2026, excluding any business development activities or currency fluctuations. Galapagos anticipates it will have approximately €2.775 billion to €2.850 billion in cash and financial investments, at December 31, 2026, based on a constant EUR/U.S. dollar exchange rate of 1.175 €/$ at December 31, 2025.

Annual Report 2025

Galapagos is currently finalizing the financial statements for the year ended December 31, 2025. The Company’s independent auditor has confirmed that its audit procedures in relation to the financial information for the year ended December 31, 2025, in accordance with the International Standards on Auditing are substantially completed and have not revealed any material corrections required to be made to the financial information included in this press release. Should any material changes arise during the audit’s finalization, an additional press release will be issued. The assurance work in relation to the sustainability information is ongoing at this moment and not completed yet. Galapagos aims to publish the fully audited full year 2025 annual report on, or around, March 26, 2026.

Conference call and webcast presentation

Galapagos will host a conference call on February 24, 2026, at 14:00 CET / 8:00 am ET. To participate in the conference call, please register using this link. Dial-in numbers will be provided upon registration. The conference call can be accessed 10 minutes prior to the start of the call using the access information provided in the e-mail received upon registration or by using the “call me” feature. The live webcast is available on glpg.com or via the following link. The archived webcast will be available for replay shortly after the close of the call on the investor section of the website.

Financial calendar 2026

Date	Details
March 26	Publication Annual Report 2025 and 20-F 2025
April 28	Annual Shareholders’ meeting
May 6	First quarter 2026 results (call on May 7, 2026)
August 10	Half Year 2026 results (call on August 11, 2026)
November 12	Third quarter 2026 results (call on November 13, 2026)

About Galapagos
Galapagos is a biotechnology company built to bring meaningful medicines to patients with serious diseases in therapeutic areas of unmet need. The Company combines world-class deal making expertise with capital to identify, acquire, and advance promising opportunities that have the potential to drive value for patients and shareholders. Applying a modality-agnostic asset selection approach and operational flexibility, Galapagos prioritizes oncology and immunology & inflammation programs with clear clinical proof-of-concept in emerging areas. For more information, visit www.glpg.com or follow us on LinkedIn or X.

For further information, please contact:
Investors
Glenn Schulman, PharmD, MPH
+1 412 522 6239
ir@glpg.com

Media
Katie Morris
+1 952 288 6821
katiemorris@ententeinc.com

Forward-looking statements

This press release contains forward-looking statements, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “seek,” “upcoming,” “future,” “estimate,” “may,” “will,” “could,” “would,” “potential,” “forward,” “goal,” “next,” “continue,” “should,” “encouraging,” “aim,” “progress,” “remain,’ “explore,” “further” as well as similar expressions. These statements include, but are not limited to, the guidance from management regarding our financial results (including guidance regarding the expected results and operational use of cash for the fiscal year 2026); statements regarding our business development strategy, including statements regarding potential partnering or acquisition opportunities, including any transactions in partnership with Gilead, and the expected benefits of such opportunities and partnership; statements regarding the wind down of our cell therapy activities, including statements regarding the expected costs and benefits of such wind down, the anticipated reduction in work force and related site closure; and statements regarding our product candidates and partnered programs, and any of our future product candidates or approved products, if any, including statements regarding the expected timing, design and readouts of our ongoing and planned preclinical studies and clinical trials, including but not limited to (i) GLPG3667 in SLE and DM, (ii) GLPG5101 in R/R NHL, and (v) GLPG5301 in R/R MM, including recruitment for trials and interim or topline results for trials and studies in our portfolio, statements regarding the potential attributes and benefits of our product candidates, statements regarding our commercialization efforts for our product candidates and any of our future approved products, if any. Galapagos cautions the reader that forward-looking statements are based on our management’s current expectations and beliefs and are not guarantees of future performance. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause actual events, financial condition and liquidity, performance or achievements, or the industry in which we operate, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. In addition, even if our results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Such risks include, but are not limited to, the risk that our expectations and management’s guidance regarding our 2025 results and 2026 operating expenses, cash position and other financial estimates may be incorrect (including because one or more of its assumptions underlying our revenue or expense expectations may not be realized); the risk that we will not be able to execute on our currently contemplated business plan or strategy and/or will revise our business plan or strategy; risks related to our ability to successfully identify, pursue and consummate new transformational business development transactions, including our ability to identify product candidates that will have commercial success and/or be profitable; risks related to our ability to satisfy legal and regulatory requirements (including antitrust requirements related to both us and Gilead), amend our existing agreement with Gilead, and address other factors outside our control that may impact our ability to consummate any potential transaction timely or at all, or if consummated, to realize the benefits of such transaction; the risks related to our ability to successfully implement the wind down of our cell therapy activities within the expected timeframe or at all, or if implemented, will achieve its anticipated economic benefits; risks related to negative impacts of the wind down (whether or not completed) on our stock price, employee retention, business relationships and business generally (including risk of litigation); risks associated with Galapagos’ product candidates and partnered programs, including GLPG5101; the risk that ongoing and future clinical trials may not be completed in the currently envisaged timelines or at all; the inherent risks and uncertainties associated with competitive developments, clinical trials, recruitment of patients, product development activities and regulatory approval requirements (including the risk that data from Galapagos’ ongoing and planned clinical research programs in DM, SLE, R/R NHL, R/R MM and any other indications or diseases, may not support registration or further development of its product candidates due to safety or efficacy concerns or other reasons); the risk that we may not be able to realize the expected benefits from the appointment (by way of co-optation) of the new Director, the risk that the preliminary and topline data from our studies, including the GALARISSO, GALACELA, ATALANTA-1, PAPILIO-1 and HESPERIA-studies, may not be reflective of the final data; risks related to our reliance on collaborations with third parties (including, but not limited to, our collaboration partner Gilead); the risk that the transfer of the Jyseleca® business will not have the currently expected results for our business and results of operations the risk that we will not be able to continue to execute on our currently contemplated business plan and/or will revise our business plan; and the risk that our estimates regarding the commercial potential of our product candidates (if approved) or expectations regarding the costs and revenues associated with the commercialization rights may be inaccurate. A further list and description of these risks, uncertainties and other risks can be found in our filings and reports with the Securities and Exchange Commission (SEC), including in our most recent annual report on Form 20‐F filed with the SEC and our subsequent filings and reports filed with the SEC. Given these risks and uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. In addition, even if the result of our operations, financial condition and liquidity, or the industry in which we operate, are consistent with such forward-looking statements, they may not be predictive of results, performance or achievements in future periods. These forward-looking statements speak only as of the date of publication of this release. We expressly disclaim any obligation to update any such forward-looking statements in this release to reflect any change in our expectations or any change in events, conditions or circumstances, unless specifically required by law or regulation.

1 Minimal improvement per ACR/EULAR is defined as a total improvement score (TIS) of >= 20 points. The TIS is a score derived from the evaluation of the results from 6 core set measurements of myositis disease activity.
2 M-CDASI-A: Modified Cutaneous Dermatomyositis Disease Area and Severity Index Activity.
3 OLCA: Option, License and Collaboration Agreement

(*) The operational cash burn (or operational cash flow if this liquidity measure is positive) is equal to the increase or decrease in the cash and cash equivalents (excluding the effect of exchange rate differences on cash and cash equivalents), minus:

· the net proceeds, if any, from share capital and share premium increases included in the net cash flows generated from/used in (-) financing activities
· the net proceeds or cash used, if any, related to the acquisitions or disposals of businesses; the acquisition of financial assets held at fair value through other comprehensive income; the movement in restricted cash and movement in financial investments, if any, the cash advances and loans given to third parties, if any, included in the net cash flows generated from/used in (-) investing activities
· the cash used for other liabilities related to the acquisition or disposal of businesses, if any, included in the net cash flows generated from/used in (-) operating activities.
This alternative liquidity measure is in the view of the Company an important metric for a biotech company in the development stage. The operational cash burn for year 2025, amounted to €189.1 million and can be reconciled to the cash flow statement by considering the increase in cash and cash equivalents of €28.1 million, adjusted by (i) the net sale of financial investments amounting to €219.6 million, (ii) the cash-in related to the sale/acquisition of subsidiaries of €17.6 million, and (iii) the convertible loan issued to a third party of €20.0 million.

i General and administrative

ii Sales and marketing